By Facsimile: (312) 269-1747 and U.S. Mail


David S. Stone, Esq.						January 26, 2005
Neal, Gerber, & Eisenberg LLP
2 North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Re:  	GoldCorp Inc.
	Schedule TO-T/A No. 5 filed on January 26, 2005
	Schedule TO-T/A No. 4  filed on January 24, 2005
	Schedule TO-T/A No. 3 filed on January 18, 2005
	File No. 005-52039

Dear Mr. Stone:

	We have limited our review of the above-referenced filings to only the matters addressed herein.

News Release, January 20, 2005
Glamis Gold Ltd., page 2

1. In future materials, please expand upon any discussions of Glamis` plan and budget "reflecting" a "near tripling" of annual gold production to more than 700,000 ounces by 2007 at a total cash cost below $150 per ounce. You should provide enough background of the issues to make the disclosure more meaningful. For example, what is the current annual gold production and total cash cost? We note the screen shots of these issues included in your slide presentation used in connection with Glamis` informational meeting and conference call on January 17, 2005.

2. We note your description of the "pure gold" combination of Glamis/Goldcorp as a superior alternative to the Goldcorp/Wheaton combination because Wheaton has significant base metal production, with copper accounting for approximately 45% of Wheaton River`s revenues. Please explain to us why, in your opinion, the "pure gold" choice is a better investment decision.

Safe Harbor Statement Under the United States Private Securities
Litigation Reform Act of 1995, page 2

3. The safe harbor for forward-looking statements in the Private
Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section
21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 is inappropriate. Please do not use the reference in future filings.
We note that you included this reference in your slide presentation used in connection with Glamis` informational meeting and conference call on January 17, 2005 and in your press release of the same date.

Dissident Proxy Circular
Summary, page 4

4. In a supplemental response, please describe the "minority. .
..interest" in the Alumbrera mine that you describe as Wheaton`s largest asset. Explain what you mean by minority. In future filings, please present such disclosure with sufficient explanatory detail. We note that you describe Northern Orion Resources Inc. as a minority interest partner. What are the ownership interests in the mine?

The True Gold Production Cash Costs of Wheaton River, page 4

5. We note that you have provided Glamis` projected average cash cost over the next five years. In the future, expand to discuss
Glamis` historical or current cash cost. We note that you provide Wheaton River`s historical costs.

There is Risk Associated with Wheaton River`s Earnings, page 4

6. Please elaborate on the future dilution you describe here, in a supplemental response. Provide us with your dilution analysis, including the numerous equity offerings Wheaton River has completed in the last three years. Describe the significant number of long-term share purchase warrants and the number that remain outstanding. Describe the effect of the exercise of all of Wheaton River`s outstanding warrants upon a possible Goldcorp/Wheaton River`s earnings per share. How does that compare to possible
Glamis/Goldcorp earnings per share as discussed?

Glamis/Goldcorp Earnings Growth, page 5

7. In future filings and communications, quantify your assertions to allow shareholders to better assess them in the context of your argument. For example, quantify pro forma earnings per share.
This comment also applies to the discussion that follows the heading "Historical Earnings Have No Relevance to Future Earnings."

Cash Flow and Net Asset Value Growth Will Drive Share Price
Performance in the Future,
page 5

8. What is the basis for your belief that the combined
Glamis/Goldcorp will have outstanding cash flow in the future, unaffected by accounting treatment?

Goldcorp Shareholders - Have you Considered, page 5

9. Please provide us with an explanation of the purpose of each bulleted question you put forth under this section. Please ensure that in future filings you do not use vague insinuations, but confirmed facts and analysis of issues you wish to explore.

Questions Goldcorp Shareholders Should Ask Goldcorp, page 14

10. Please tell us the purpose of your statement that "It is difficult to see how Goldcorp concluded that the grant of options to Rob McEwen in this circumstance was justified and consistent with the purpose of the Goldcorp stock option plan, represented a fair exercise price given the immediate potential for a premium and in the best interests of Goldcorp Shareholders." Further, we have the same question with the sentence immediately following the aforementioned sentence. In the future, please state the purpose of such statements.

News Release, January 17, 2005

11. In a supplemental response, provide us with the basis for your statement that Glamis has "significant support" for its take-over bid.


      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

Very truly yours,


Celeste M. Murphy
Office of Mergers and Acquisitions